December 23, 2019

FILED VIA EDGAR

Securities and Exchange Commission

Filing Desk

100 F Street, NE

Washington, DC 20549

Re:	Axonic Funds

Registration Statement on Form N-1A

File Nos. 333-234244, 811-23483

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C under the Securities Act of 1933, as amended (the “Securities Act”), the Trust and ALPS Distributors, Inc., the Trust’s principal underwriter, respectfully request that the effective date of Pre-Effective Amendment No. 2 (the “Amendment”) to the Trust’s registration statement on Form N-1A, which was filed on December 23, 2019 be accelerated to 4:30 p.m. Eastern Time on December 30, 2019 or as soon thereafter as possible.

The Trust and ALPS Distributors, Inc. are aware of their obligations under the Securities Act.

Please contact Jeffrey Skinner at Kilpatrick Townsend & Stockton LLP at 336-607-7512 if you have any additional questions or comments.

Very truly yours,

AXONIC FUNDS

/s/ Clayton DeGiacinto
Name: Clayton DeGiacinto
Title: President

ALPS DISTRIBUTORS, INC.

/s/ Steven B. Price
Name: Steven B. Price
Title: SVP & Director of Distribution Services

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